SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
SCHEDULE TO-T/A
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No. 11)
Arch Chemicals, Inc.
(Name of Subject Company (Issuer))
LG Acquisition Corp.
an indirect wholly owned subsidiary of
Lonza Group Ltd.
(Name of Filing Persons (Offerors))
Common stock, par value $1.00 per share
(Title of Class of Securities)
03937R102
(CUSIP Number of Class of Securities)
Marc Funk, Esq.
Group General Counsel, Senior Vice President
Lonza Group Ltd.
Münchensteinerstrasse 38
CH-4002 Basel, Switzerland
+41 61 316 81 11
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copies of all communications, including communications sent to agent for service, should be sent to:

Scott Waldman, Esq.	Kevin T. Collins, Esq.
Vice President and Secretary	Tobias L. Knapp, Esq.
LG Acquisition Corp.	Jenner & Block LLP
90 Boroline Road	919 Third Avenue
Allendale, New Jersey 07401	New York, New York 10022
(201) 316-9200	(212) 891-1600

CALCULATION OF FILING FEE

Transaction Valuation (1)	Amount of Filing Fee (2)

$1,244,271,815.20	$144,460

(1)

Estimated for purposes of calculating the amount of the filing fee only, in accordance with Rule 0−11(d) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Calculated by multiplying $47.20, the per share tender offer price, by 26,361,691 shares of common stock of Arch Chemicals, Inc., which includes (a) 25,431,974 shares of common stock issued and outstanding; (b) 39,547 shares of common stock subject to outstanding options; (c) 323,778 shares of common stock subject to or deemed subject to outstanding performance unit awards; (d) 289,735 shares of common stock subject to or deemed subject to outstanding restricted stock unit awards; and (e) 276,657 shares of common stock subject to or deemed subject to outstanding phantom share awards.

(2)

The filing fee was calculated in accordance with Rule 0−11 of the Exchange Act and Fee Rate Advisory #5 for fiscal year 2011, issued December 22, 2010. Such fee equals 0.0001161 of the transaction value.

☒

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $144,460	Filing Party: LG Acquisition Corp. and Lonza Group Ltd.
Form or Registration No.: Schedule TO-T	Date Filed: July 15, 2011

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

          This Amendment No. 11 (this “Amendment No. 11”) amends and supplements the Tender Offer Statement on Schedule TO initially filed on July 15, 2011, as previously amended, by (i) LG Acquisition Corp., a Virginia corporation (“Purchaser”) and an indirect wholly owned subsidiary of Lonza Group Ltd., a company organized under the laws of Switzerland (“Parent”), and (ii) Parent (the “Initial Schedule TO” and which, together with this Amendment No. 11 and any previous or additional amendments and supplements thereto, collectively constitute the “Schedule TO”). This Schedule TO relates to the offer by Purchaser to purchase all of the outstanding shares of common stock, par value $1.00 per share (the “Shares”), of Arch Chemicals, Inc., a Virginia corporation (the “Company”), at a price of $47.20 per Share, net to the holder thereof in cash, without interest thereon and less any required withholding of taxes, upon the terms and subject to the conditions set forth in the offer to purchase, dated July 15, 2011 (which, together with any amendments and supplements thereto, collectively constitute the “Offer to Purchase”), and in the related form of letter of transmittal (as it may be amended or supplemented, the “Letter of Transmittal”). Copies of the Offer to Purchase and the Letter of Transmittal are attached to the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively, and the Letter of Transmittal together with the Offer to Purchase constitute the “Offer”.

          Except as otherwise set forth below, the information set forth in the Schedule TO remains unchanged and is incorporated herein by reference as relevant to items in this Amendment No. 11. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Schedule TO and the related exhibits incorporated therein by reference.

          This Amendment No. 11 is being filed to amend and supplement Items 1- 12 of the Schedule TO as reflected below.

Items 1-11.

Items 1-11 of the Schedule TO are hereby amended and supplemented by adding the following:

“Parent received early termination of the waiting period under the HSR Act on the afternoon of October 14, 2011. With early termination under the HSR Act, the Antitrust Condition necessary for the consummation of the Offer has been satisfied. As previously announced, Parent had already obtained the required antitrust clearances from the competition authorities in France and Germany.

At 12:00 midnight, New York City time, on Friday, October 14, 2011, the initial offering period of the Offer expired as scheduled. The initial offering period was not extended. Purchaser and Parent have been advised by the Depositary that as of the expiration of the initial offering period, a total of approximately 23,372,120 Shares (including 2,703,910 Shares subject to guaranteed delivery procedures) were validly tendered and not properly withdrawn, representing approximately 91.9% of the Shares then outstanding . As a result, the Minimum Tender Condition has been satisfied. Purchaser has accepted for payment all Shares validly tendered and not properly withdrawn prior to the expiration of the initial offering period.

Purchaser has commenced a Subsequent Offering Period in connection with the Offer for all remaining Shares to permit shareholders who have not yet tendered their Shares the opportunity to do so. The Subsequent Offering Period will expire at 12:00 midnight, New York City time, on Wednesday, October 19, 2011.

The same $47.20 in cash per Share, without interest, that was paid in the initial offering period will be paid to holders of Arch Chemicals common stock who tender their Shares during the Subsequent Offering Period. The procedures for tendering Shares during the Subsequent Offering Period are the same as during the initial offering period, except that (i) the guaranteed delivery procedures may not be used during the Subsequent Offering Period, (ii) Shares tendered during the Subsequent Offering Period may not be withdrawn and (iii) CEOP Participants must submit their completed, signed and dated instruction form to the Tabulation Agent not later than 11:59 p.m., New York City time, on October 17, 2011. In addition, no Shares validly tendered during the initial offering period may be withdrawn during the Subsequent Offering Period. Any Shares properly tendered during the Subsequent Offering Period will be immediately accepted for payment.

In conjunction with the Subsequent Offering Period, CEOP Participants are instructed to submit their completed, signed and dated instruction form to the Tabulation Agent not later than 11:59 p.m., New York City time, on October 17, 2011. CEOP Participants are advised that such date and time will be the “Plan Deadline” described in the instruction letter from the Company sent to CEOP Participants with the Offer to Purchase (and previously filed as Exhibit (a)(1)(H) to the Schedule TO).

As a result of the tenders in the initial offering period (assuming the delivery of at least 2,226,090 of the Shares tendered subject to guaranteed delivery), Purchaser will own more than 90 percent of the outstanding Shares and expects to complete its acquisition of the Company through a short-form merger without a vote or meeting of the Company’s shareholders. Upon completion of the Merger, the Company will become an indirect wholly-owned subsidiary of Parent. In the Merger, each of the remaining Shares will be converted into the right to receive the same $47.20 in cash per Share, without interest, that was paid in the Offer. The Merger is expected to occur promptly after the completion of the Subsequent Offering Period.

Promptly after the completion of the Merger, Parent intends to cause all shares of the Company’s common stock to be delisted from the NYSE. Upon completion of the Merger, the Company’s shares will cease to be traded on the NYSE, and the Company will no longer have reporting obligations under the Exchange Act.

The press release announcing, among other things, the completion of the initial offering period and the commencement of the Subsequent Offering Period is attached hereto as Exhibit (a)(5)(S) and is incorporated herein by reference.”

Item 12 Exhibits.

          Item 12 of the Schedule TO is amended and supplemented by adding the following exhibits:

Exhibit No.	Description

(a)(5)(S)	Press Release issued by Lonza Group Ltd., dated October 17, 2011

SIGNATURES

          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 17, 2011
LG Acquisition Corp.

	By:	/s/ Joseph R. Colleluori

	Name:	Joseph R. Colleluori
	Title:	S.V.P. Corp. Development

Lonza Group Ltd.

	By:	/s/ Marc Funk

	Name:	Marc Funk
	Title:	Group General Counsel

	By:	/s/ Joseph R. Colleluori

	Name:	Joseph R. Colleluori
	Title:	S.V.P. Corp. Development

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated July 15, 2011, incorporated herein by reference to Exhibit (a)(1)(A) to the Schedule TO of LG Acquisition Corp. filed July 15, 2011.
(a)(1)(B)	Form of Letter of Transmittal, incorporated herein by reference to Exhibit (a)(1)(B) to the Schedule TO of LG Acquisition Corp. filed July 15, 2011.
(a)(1)(C)	Form of Notice of Guaranteed Delivery, incorporated herein by reference to Exhibit (a)(1)(C) to the Schedule TO of LG Acquisition Corp. filed July 15, 2011.
(a)(1)(D)

Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, incorporated herein by reference to Exhibit (a)(1)(D) to the Schedule TO of LG Acquisition Corp. filed July 15, 2011.

(a)(1)(E)

Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, incorporated herein by reference to Exhibit (a)(1)(E) to the Schedule TO of LG Acquisition Corp. filed July 15, 2011.

(a)(1)(F)

Form of Summary Advertisement as published in The Wall Street Journal on July 15, 2011, incorporated herein by reference to Exhibit (a)(1)(E) to the Schedule TO of LG Acquisition Corp. filed July 15, 2011.

(a)(1)(G)

Form of Notice to Participants in the Arch Chemicals, Inc. Contribution Employee Ownership Plan, incorporated herein by reference to Exhibit (a)(1)(G) to the Schedule TO of LG Acquisition Corp. filed July 15, 2011.

(a)(1)(H)

Form of Instruction Form for Participants in the Arch Chemicals, Inc. Contribution Employee Ownership Plan, incorporated herein by reference to Exhibit (a)(1)(H) to the Schedule TO of LG Acquisition Corp. filed July 15, 2011.

(a)(1)(I)

Form of Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9, incorporated herein by reference to Exhibit (a)(1)(I) to the Schedule TO of LG Acquisition Corp. filed July 15, 2011.

(a)(2)	The Solicitation/Recommendation Statement on Schedule 14D−9 of Arch Chemicals, Inc. filed July 15, 2011, incorporated herein by reference
(a)(3)	Not applicable
(a)(4)	Not applicable
(a)(5)(A)

Joint Press Release issued by Lonza Group Ltd. and Arch Chemicals, Inc., dated July 11, 2011, incorporated herein by reference to Exhibit (a)(5)(A) to the Schedule TO of LG Acquisition Corp. filed July 11, 2011.

(a)(5)(B)	Presentation to Investors, dated July 11, 2011, incorporated herein by reference to Exhibit (a)(5)(B) to the Schedule TO of LG Acquisition Corp. filed July 11, 2011
(a)(5)(C)	Transcript of Analyst Conference Call, incorporated herein by reference to Exhibit (a)(5)(C) to the Schedule TO of LG Acquisition Corp. filed July 12, 2011
(a)(5)(D)	Transcript of Analyst Conference Call, incorporated herein by reference to Exhibit (a)(5)(D) to the Schedule TO of LG Acquisition Corp. filed July 12, 2011
(a)(5)(E)	FAQ for Customers, incorporated herein by reference to Exhibit (a)(5)(E) to the Schedule TO of LG Acquisition Corp. filed July 12, 2011
(a)(5)(F)	FAQ for Suppliers, incorporated herein by reference to Exhibit (a)(5)(F) to the Schedule TO of LG Acquisition Corp. filed July 12, 2011
(a)(5)(G)	Transcript of Media Conference Call, incorporated by reference to Exhibit (a)(5)(G) to Schedule TO of LG Acquisition Corp. filed July 13, 2011
(a)(5)(H)	Transcript of Media Conference Call, incorporated by reference to Exhibit (a)(5)(H) to Schedule TO of LG Acquisition Corp. filed July 13, 2011
(a)(5)(I)

Joint Press Release issued by Lonza Group Ltd. and Arch Chemicals, Inc., dated July 15, 2011, incorporated herein by reference to Exhibit (a)(5)(I) to the Schedule TO of LG Acquisition Corp. filed July 15, 2011.

(a)(5)(J)	Press Release issued by Lonza Group Ltd., dated July 27, 2011, incorporated herein by reference to Exhibit (a)(5)(J) to Amendment No. 2 to Schedule TO of LG Acquisition Corp. filed July 27, 2011

Exhibit No.	Description

(a)(5)(K)	Lonza Half-Year Report 2011, dated July 27, 2011, incorporated herein by reference to Exhibit (a)(5)(K) to Amendment No. 2 to Schedule TO of LG Acquisition Corp. filed July 27, 2011
(a)(5)(L)

Lonza Half-Year Results Presentation to Investors, dated July 27, 2011, incorporated herein by reference to Exhibit (a)(5)(L) to Amendment No. 2 to Schedule TO of LG Acquisition Corp. filed July 27, 2011

(a)(5)(M)	Transcript of Half-Year Results Newswires Conference Call, incorporated herein by reference to Exhibit (a)(5)(M) to Amendment No. 3 to Schedule TO of LG Acquisition Corp. filed July 29, 2011
(a)(5)(N)	Transcript of Half-Year Results Analyst Conference Call, incorporated herein by reference to Exhibit (a)(5)(N) to Amendment No. 3 to Schedule TO of LG Acquisition Corp. filed July 29, 2011
(a)(5)(O)	Press Release issued by Lonza Group Ltd., dated August 11, 2011, incorporated herein by reference to Exhibit (a)(5)(O) to Amendment No. 5 to Schedule TO of LG Acquisition Corp. filed August 11, 2011
(a)(5)(P)	Press Release issued by Lonza Group Ltd., dated September 12, 2011, incorporated herein by reference to Exhibit (a)(5)(P) to the Schedule TO of LG Acquisition Corp. filed September 12, 2011.
(a)(5)(Q)	Press Release issued by Lonza Group Ltd., dated September 29, 2011, incorporated herein by reference to Exhibit (a)(5)(Q) to the Schedule TO of LG Acquisition Corp. filed September 29, 2011.
(a)(5)(R)	Press Release issued by Lonza Group Ltd., dated September 30, 2011, incorporated herein by reference to Exhibit (a)(5)(R) to the Schedule TO of LG Acquisition Corp. filed September 30, 2011.
(a)(5)(S)	Press Release issued by Lonza Group Ltd., dated October 17, 2011.*
(b)(1)

Mandate Letter, dated as of July 10, 2011, by and among Lonza Group Ltd. and the Initial Banks named therein, incorporated herein by reference to Exhibit (b)(1) to the Schedule TO of LG Acquisition Corp. filed July 15, 2011.

(b)(2)

Ancillary Letter, dated as of July 13, 2011, by and among Lonza Group Ltd. and the Initial Banks named therein, incorporated herein by reference to Exhibit (b)(2) to the Schedule TO of LG Acquisition Corp. filed July 15, 2011.

(b)(3)

Multicurrency Term and Revolving Facilities Agreement, dated as of September 9, 2011, by and among Lonza Group Ltd.; certain subsidiaries of Lonza Group Ltd.; Citigroup Global Markets Limited, Credit Suisse AG and J.P. Morgan Limited, as mandated lead arrangers; Credit Suisse AG, London Branch as agent; and the financial institutions named therein as lenders, incorporated herein by reference to Exhibit (b)(3) to the Schedule TO of LG Acquisition Corp. filed September 12, 2011.

(d)(1)

Agreement and Plan of Merger, dated as of July 10, 2011, by and among Lonza Group Ltd., LG Acquisition Corp. and Arch Chemicals, Inc., incorporated herein by reference to Exhibit 2.1 to the Current Report on Form 8-K of Arch Chemicals, Inc. filed July 11, 2011

(d)(2)

Confidentiality Agreement, dated as of May 2, 2011, between Lonza Group Ltd. and Arch Chemicals, Inc., incorporated herein by reference to Exhibit (d)(2) to the Schedule TO of LG Acquisition Corp. filed July 15, 2011.

(g)	Not applicable
(h)	Not applicable

* Filed herewith.